SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration No.1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND TWENTY NINETH

ANNUAL MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba, State of Paraná. 2. DATE AND TIME: June 17, 2010, 2:30 pm. 3. PRESIDING BOARD: Léo de Almeida Neves - Chairman; Ronald Thadeu Ravedutti - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

  The joint committee decided to appoint, pursuant to Article 13 of the Bylaws, as per recommendation of the majority shareholder, Mr. Léo de Almeida Neves for the position of Chairman of the Board of Directors, as of this meeting and others that shall take place before the Extraordinary Shareholders’ Meeting, called for July 8, 2010;
  Board members approved the 2009/2010 20-F Form and its submission to the Securities and Exchange Commission – SEC;
  Board members approved and ratified the indications of Copel’s representatives for the companies in which the Company holds interest;
  Informed of the adjustments in the composition of the Executive Board of the Company’s Wholly-owned Subsidiaries, appointing as Presidents thereof the respective area Officers;
  Board members approved the creation of the Corporate Sustainability Coordination, to be subordinated to the Company’s CEO;
  The Reference Form was presented to the Board Members, Form which is an attachment to Normative Rule 480/09 of the Brazilian Securities and Exchange Commission, for analysis and suggestions.

5. ATTENDANCE: LÉO DE ALMEIDA NEVES – Chairman; RONALD THADEU RAVEDUTTI - Secretary; LAURITA COSTA ROSA; MUNIR KARAM; JOÃO CARLOS FASSINA; ROGÉRIO DE PAULA QUADROS; JORGE MICHEL LEPELTIER; OSMAR ALFREDO KOHLER – Chairman of the Fiscal Council.

The full text of the Minutes of the 129th Board of Director’s Meeting was drawn up in the Company’s Book no. 06 registered at the Paraná State Trade Registry under no. 05/095391-5 on August 08, 2005.

RONALD THADEU RAVEDUTTI
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 21, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.